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                             May 3, 2022

       Fredrik Westin
       Chief Financial Officer
       Autoliv, Inc.
       Klarabergsviadukten 70, Section B7
       Box 70381
       Stockholm, Sweden SE-107 24

                                                        Re: Autoliv, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended March 31, 2022
                                                            Form 8-K furnished
April 22, 2022
                                                            File No. 001-12933

       Dear Mr. Westin:

              We have reviewed your April 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 12, 2022 letter.

       Form 10-Q for the Quarter Ended March 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating cash flow less capital expenditures, net, page 29

   1. We note that operating cash flow less capital expenditures is calculated the same as free cash flow and is
represented as free cash flow in the 8-K furnished April 22, 2022. In this regard, please ensure
this measure is appropriately labeled as a non-GAAP measure in your future 10-Qs and
the title is consistent with the measure presented elsewhere as free cash flow in your 8-K
earnings releases.
 Fredrik Westin
Autoliv, Inc.
May 3, 2022
Page 2
Form 8-K Furnished on April 22, 2022

Exhibit 99.1
Key Performance Trends, page 6

2.       We note your response to previous comment 2 and your bar graphs in
Exhibit 99.1 on
         page 6. Please revise the respective bar graph titles to clearly indicate inclusion of both your GAAP and non-GAAP measures.
       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameFredrik Westin                                Sincerely,
Comapany NameAutoliv, Inc.
                                                                Division of
Corporation Finance
May 3, 2022 Page 2                                              Office of
Manufacturing
FirstName LastName